TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996   Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
NEWS RELEASE

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
OTCBB: TRYLF

TERYL RESOURCES AND MINEWEST SILVER AND GOLD
ANNOUNCE EXTENSION SUBMITTED ON THE EXPLORATION
PERMIT FOR THE SILVERKNIFE CLAIMS

For Immediate Release: March 21, 2012. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V, OTCBB: TRYLF) and Minewest Silver and Gold wish to announce that a one year extension has been submitted to the Ministry of Energy and Mines located in Smithers, BC. The original permit was granted on June 21, 2011, and Teryl intends to drill the Project in summer 2012.

The 43-101 report completed by Paul D. Gray P.Geo., recommends $360,000 work program consisting of the following:
Phase 1:

1.	Phase IA: Systematic and Detailed Silverknife Camp Data Compilation and Digitization
2.	Phase IB: Core Recovery Program
3.	Phase IC: Ground Based Survey/Prospecting/Geological Survey Program
4.	Phase ID: Detailed Geophysical Survey
5.	Phase IE: Diamond Drilling of Discovery Zone
6.	Phase IE: Technical Report Update

In 1983, the Silverknife Property was staked and from 1984-1988 Reg Resources Corp. and Chevron Minerals Inc. conducted a staged series of mineral exploration programs. Geochemistry and geophysics were the primary exploration tools applied to Property in the first phases of exploration from 1983-1985.A 1985, 30 hole diamond drill program was then completed targeting the geochemical and geophysical anomalies outlined from the initial programs. Based on this first phase drilling, a “Discovery Zone” of silver-zinc-lead mineralization was uncovered, including the following intersections:

—	Hole 85-4: 7.25m of 5.04oz/t Ag, 2.65% Pb and 3.09% Zn
—	Hole 85-6: 0.2m of 4.43oz/t Ag, 1.9% Pb and 3.42% Zn
—	Hole 85-21: 4.3 m of 29.02oz/t Ag, 10.14% Pb and 7.02% Zn
—

20 additional holes were collared from 1986-1987, the bulk of which were focused on defining and expanding the “Discovery Zone” mineralization on the Property. The 1987 drilling included the following mineralized intersections:

—	Hole 87-35: 18.02 m of 4.17 oz/t Ag, 1.67% Pb and 3.02% Zn
—	Hole 87-38: 9.99 m of 5.36 oz/t Ag, 1.73% Pb and 3.15% Zn
—	Hole 87-39: 4.63 m of 3.18 oz/t Ag, 4.60% Pb and 3.97% Zn
—	Hole 87-40: 5.94 m of 6.20 oz/t Ag, 3.47% Pb and 3.65% Zn
—	Hole 87-43: 8.00 m of 2.05 oz/t Ag, 1.59% Pb and 4.85% Zn
—	Hole 87-44: 3.66 m of 7.52 oz/t Ag, 6.21% Pb and 4.78% Zn

THE SILVERKNIFE PROPERTY

The Silverknife Property lies in a well mineralized and historically and currently important precious and base metals exploration intensive region. The Silverknife Property hosts a known historic prospect (the Silverknife Prospect) with defined Ag-Pb-Zn mineralization within only two (2) km of Silvercorp’s active Silvertip Ag-Pb-Zn deposit. The Silverknife Property represents  prospective target for precious and base metals mineralization genetically related to the Silvertip deposit.

The silver-zinc-lead mineralization defined to date on the Silverknife Property is interpreted to be a distal, stratigrpahically lower zone than the Silvertip deposit and more proximate to the Cassiar Batholith (heatsource). The most relevant targets for mineral exploration on the Property are associated chimney-type feeder systems and mantos related to the Silvertip mineralizing event.

“Teryl Resources Corp. has received the initial payment on the Gil Prepery agreement of $2.5 million US from Fairbanks Gold (a subsidiary of Kinross Gold Corp), therefore the company does not require any additional funding to complete the exploration program on the Silverknife Property.” stated Teryl President, John Robertson.

Qualified Person

Paul D. Gray, P.Geo., is a qualified person as defined in NI 43-101 and also qualified under the rules stated by the U.S. Securities Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

Teryl Resources Corp. symbol TRC.V TSX Venture – has several gold prospects in Alaska near the Kinross Fort Knox Mine, a 100% interest in the Westridge property (located near the Fort Knox mine); a 50% option on the Fish Creek property, adjacent to the Gil property. Teryl sold its 20% interest in the Gil property Fairbanks, Alaska, to date $2.5 million dollars has been received of the $15 million from the 1% NSR of the property, thereafter Teryl retains a ½ of 1% royalty for the life of the mine; a 10% net profit interest in the Stepovich claims, near the Fort Knox deposit; and a 40% interest in a silver property located in Northern B.C. adjacent to Silvercorp’s silver lead zinc discovery, including a 10% NPI. Teryl has a small revenue interest in three producing oil and gas wells in Texas with Anadarko Petroleum as the operator. See www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson President
Press Release contact information:
John Robertson President, Teryl Resources Corp. T: 800-665-4616 http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.